TOMOTSUNE & KIMURA

SANNO GRAND BUILDING
14-2, NAGATACHO 2-CHOME, CHIYODA-KU
TOKYO 100-0014, JAPAN

TELEPHONE: 81-3-3580-0800
FACSIMILE: 81-3-3593-3336

File No. 82-34673
November 26, 2003

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Nomura Research Institute, Ltd. - 12g3-2(b) Exemption

Ladies and Gentlemen:

In connection with the exemption of Nomura Research Institute, Ltd. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

Brief Description of Japanese Language Documents.

If you have any questions or requests for additional information, please do not hesitate to contact Akiko Kimura or Hironori Shibata of Tomotsune & Kimura, Japanese counsels to the Company, with offices at Sanno Grand Building, 14-2, Nagatacho 2-chome, Chiyoda-ku, Tokyo 100-0014, Japan (telephone +813-3580-0800, facsimile +813-3593-3336).

Very truly yours,

Hironori Shibata

Enclosure

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BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Report on State of Purchase of Own Shares

A Report on State of Purchase of Own Shares prepared in accordance with paragraph 1 of Article 24-6 of the Securities and Exchange Law has been submitted to the Director of the Kanto Local Finance Bureau and the Tokyo Stock Exchange, Inc. on November 6, 2003. Such report is available for public inspection at the Kanto Local Finance Bureau, the Tokyo Stock Exchange, Inc. and the main and Osaka offices of NRI for a certain period.

Amendment to Semi-Annual Securities Report

An amendment to semi-annual securities report for the six-month period ended September 30, 2002 was filed with the Kanto Local Finance Bureau on November 13, 2003.

Semi-Annual Securities Report

A semi-annual securities report, required to be filed under the Securities and Exchange Law within three months after the end of the first half of each fiscal year, was filed with the Kanto Local Finance Bureau on November 14, 2003 for the six-month period ended September 30, 2003 and sets forth the following information:

PART ONE CORPORATE INFORMATION

I. Outline of the company
1. Changes in principal indicators of business operations, etc.
2. Substance of business
3. Related companies
4. Employees

II. Business operations
1. Summary of results of operations, etc.
2. Production, orders received and sales
3. Material business issues to be dealt with
4. Contracts material to operation of business
5. Research and development activities

The semi-annual securities report is available for public inspection at the Kanto Local Finance Bureau, the Tokyo Stock Exchange, Inc. and the main and Osaka offices of NRI for a certain period.